UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934: For the fiscal year ended December 31, 2009.

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934: For the transition period from to .

Commission File No. 1-9183

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Harley-Davidson

Retirement Savings Plan for Milwaukee and

Tomahawk Hourly Bargaining Unit Employees

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Harley-Davidson, Inc.

3700 West Juneau Avenue

Milwaukee, Wisconsin 53208

REQUIRED INFORMATION

1.	Not applicable.

2.	Not applicable.

3.	Not applicable.

4.	The Harley-Davidson Retirement Savings Plan for Milwaukee and Tomahawk Hourly Bargaining Unit Employees (the Plan) is subject to the requirements of the Employee Retirement Income Security Act of 1974 (ERISA). Attached hereto is a copy of the most recent financial statements and schedule of the Plan prepared in accordance with the financial reporting requirements of ERISA.

Exhibit

23	Consent of Independent Registered Public Accounting Firm

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Harley-Davidson
Retirement Savings Plan for
Milwaukee and Tomahawk Hourly Bargaining Unit Employees

Date: June 23, 2010	By:	/S/ PERRY A. GLASSGOW
Perry A. Glassgow
Chairman, Retirement Plans Committee

Harley-Davidson Retirement Savings Plan for Milwaukee

and Tomahawk Hourly Bargaining Unit Employees

Financial Statements

and Supplemental Schedule

Years Ended December 31, 2009 and 2008

Report of Independent Registered Public Accounting Firm

The Harley-Davidson Retirement Plans Committee

Harley-Davidson Retirement Savings

  Plan for Milwaukee and Tomahawk Hourly Bargaining Unit

  Employees

We have audited the accompanying statements of assets available for benefits of Harley-Davidson Retirement Savings Plan for Milwaukee and Tomahawk Hourly Bargaining Unit Employees as of December 31, 2009 and 2008, and the related statements of changes in assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the assets available for benefits of the Plan at December 31, 2009 and 2008, and the changes in its assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2009, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP

Milwaukee, Wisconsin
June 23, 2010

Harley-Davidson Retirement Savings Plan for Milwaukee

and Tomahawk Hourly Bargaining Unit Employees

Statements of Assets Available for Benefits

	December 31
	2009	2008
Assets
Investments:
Interest in Harley-Davidson Retirement Savings Plan Master Trust (Note 3)	$125,806,031	$94,500,580
Notes receivable from participants	4,581,514	4,779,046

Total investments	130,387,545	99,279,626
Company contribution receivable	—	1,353,853

Assets available for benefits at fair value	130,387,545	100,633,479

Adjustment from fair value to contract value for interest in Harley-Davidson Retirement Savings Plan
Master Trust relating to fully benefit-responsive investment contracts	516,853	1,403,925

Assets available for benefits	$130,904,398	$102,037,404

See accompanying notes.

Harley-Davidson Retirement Savings Plan for Milwaukee

and Tomahawk Hourly Bargaining Unit Employees

Statements of Changes in Assets Available for Benefits

	Year Ended December 31
	2009	2008
Additions:
Investment income (loss):
Interest income	$302,220	$370,957
Equity in investment income (loss) of Harley-Davidson Savings Plan Master Trust (Note 3)	27,618,341	(48,637,427)

Total investment income (loss)	27,920,561	(48,266,470)

Contributions:
Participant	7,138,548	9,277,045
Participant rollovers	27,485	135,504
Company	688	1,355,224

Total contributions	7,166,721	10,767,773

Total	35,087,282	(37,498,697)

Deductions:
Benefit payments and withdrawals	6,201,314	14,217,341
Administrative expenses	18,519	19,982

Total	6,219,833	14,237,323

Net increase (decrease) before transfers to other Harley-Davidson Plans	28,867,449	(51,736,020)
Transfers to other Harley-Davidson Plans	(455)	—

Net increase (decrease)	28,866,994	(51,736,020)
Assets available for benefits at beginning of year	102,037,404	153,773,424

Assets available for benefits at end of year	$130,904,398	$102,037,404

See accompanying notes.

Harley-Davidson Retirement Savings Plan for Milwaukee

and Tomahawk Hourly Bargaining Unit Employees

Notes to Financial Statements

Years Ended December 31, 2009 and 2008

1. Description of the Plan

The following brief description of the Harley-Davidson Retirement Savings Plan for Milwaukee and Tomahawk Hourly Bargaining Unit Employees (the “Plan”) is provided for general information purposes only. Participants should refer to the Summary Plan Description for more complete information.

General

The Plan is a defined-contribution plan that covers hourly employees of the Harley-Davidson Motor Company Operations, Inc. (the “Company”) Milwaukee area and Tomahawk plants, subject to a union bargaining agreement and meeting minimum eligibility requirements. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

Contributions

Participants may defer a portion of their compensation on a pretax basis through contributions to the Plan. The Plan also allows participants to make Roth contributions to the Plan on an after-tax basis. For purposes of the Plan, a Roth contribution is an elective deferral that otherwise would be a pretax contribution to the Plan, but the participant, at the time of making the cash or deferral election with respect to the contribution, has irrevocably designated it as a Roth contribution rather than as a pretax contribution. A Roth contribution is included in the participant’s taxable income at the time the participant would have received that amount in cash if the participant had not elected to have the amount contributed to the Plan as a Roth contribution. The maximum amount that participants may defer and contribute to the Plan is determined from time to time by the plan administrator and is subject to limitations under the Internal Revenue Code (the “Code”).

The Plan allows for Company matching contributions in Company common stock. Company matching contributions of $0.25 per dollar of participant contributions are made when the Company meets certain financial performance targets and apply only to participant contributions up to 6% of a participant’s eligible compensation.

Rollover contributions to the Plan are permitted under certain circumstances, as defined in the Plan.

Harley-Davidson Retirement Savings Plan for Milwaukee

and Tomahawk Hourly Bargaining Unit Employees

Notes to Financial Statements (continued)

1. Description of the Plan (continued)

Participants’ Accounts

Separate accounts are maintained for each participant. The account balances are adjusted on a daily basis for participants’ contributions, Company contributions, net investment income, loan fees, and distributions of participants’ benefits or withdrawals.

Participants have the option of investing their contributions in one or any combination of 25 investment funds.

The Plan is intended to satisfy the requirements under Section 404(c) of ERISA and, therefore, provides that participants may choose to direct their contributions and/or all or part of their account balances among any of the Plan’s investment alternatives daily.

The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting

Participants are immediately vested in 100% of their contributions and earnings thereon. Participants vest 100% in Company contributions after completing three years of service, with 1,000 hours of service in each year. Participants who terminate due to death, disability, or retirement immediately become 100% vested in their entire account.

Payments of Benefits

Benefit and withdrawal payments consist of the following:

For payments made upon retirement, death, disability, or termination of employment, the balance in a participant’s account is paid to the participant or beneficiary in a lump sum, periodic payments (in certain instances), or other form of payment as allowed under the Plan.

Participants may not withdraw prior to retirement, death, disability, or termination of employment any portion of their account pertaining to contributions made under provisions of Section 401(k) of the Code, except for financial hardships, as defined in the Code, or after the participant attains age 59 1/2 or becomes disabled, as defined by the Social Security Administration. The permissible in-service withdrawals are from participant contributions.

Harley-Davidson Retirement Savings Plan for Milwaukee

and Tomahawk Hourly Bargaining Unit Employees

Notes to Financial Statements (continued)

1. Description of the Plan (continued)

Participant Loans

Participants may borrow up to 50% of their vested account balances, not to exceed $50,000. A Borrower may request a loan only if the vested Plan account balance is at least $2,000 and the minimum loan amount shall be $1,000. Loans are not permitted from employer matching contributions regardless of vesting status. Loans bear interest commensurate with the rate which would be charged by commercial lenders for similar loans. The term of the loan cannot exceed five years (ten years in the case of a home purchase).

Administrative Expenses

Administrative expenses are shared by the Company and the Plan. Loan application and service fees are paid directly by participants.

2. Summary of Significant Accounting Policies

Investments

The Plan’s investments consist of its interest in the net assets of the Harley-Davidson Retirement Savings Plan Master Trust (the “Master Trust”) and notes receivable from participants. The interest in the net assets of the Master Trust is stated at fair value. Notes receivable from participants are stated at their unpaid principal balances plus accrued interest, which approximate fair value. The Master Trust is an arrangement by which certain investments of the Plan and four other Harley-Davidson defined-contribution plans share a trust (see Note 3). The Plan’s investment in the Master Trust is based on its equity share of the Master Trust’s net assets. Purchases and sales of specific Master Trust investments are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date.

Harley-Davidson Retirement Savings Plan for Milwaukee

and Tomahawk Hourly Bargaining Unit Employees

Notes to Financial Statements (continued)

2. Summary of Significant Accounting Policies (continued)

The Master Trust has an investment in the Managed Income Portfolio, a common trust fund of the Fidelity Group Trust for Employee Benefit Plans (the “Managed Income Portfolio Fund”), which includes benefit-responsive investment contracts. Investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. Contract value represents contributions plus earnings, less participant withdrawals and administrative expenses. The statements of assets available for benefits present the fair value of the Managed Income Portfolio Fund and the adjustment from fair value to contract value.

Fair Value Measurements

Accounting Standards Codification (“ASC”) Topic 820, Fair Value Measurements and Disclosures, provides a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy under ASC Topic 820 are described below:

Level 1	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2	Inputs to the valuation methodology include:

• Quoted prices for similar assets or liabilities in active markets;

• Quoted prices for identical or similar assets or liabilities in inactive markets;

Harley-Davidson Retirement Savings Plan for Milwaukee

and Tomahawk Hourly Bargaining Unit Employees

Notes to Financial Statements (continued)

2. Summary of Significant Accounting Policies (continued)

• Inputs other than quoted prices that are observable for the asset or liability;

• Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used at December 31, 2009 and 2008, for the Plan’s non-Master Trust related assets measured at fair value (see Note 3 for Master Trust fair value measurements):

Notes receivable from participants: Valued at amortized cost plus accrued interest, which approximates fair value at year-end.

The following tables sets forth by level, within the fair value hierarchy, the Plan’s non-Master Trust related assets at fair value as of December 31, 2009 and 2008:

Non-Master Trust Related Assets at Fair Value as of December 31, 2009

	Level 1	Level 2	Level 3	Total

Notes receivable from participants	$—	$—	$4,581,514	$4,581,514

Harley-Davidson Retirement Savings Plan for Milwaukee

and Tomahawk Hourly Bargaining Unit Employees

Notes to Financial Statements (continued)

2. Summary of Significant Accounting Policies (continued)

Non-Master Trust Related Assets at Fair Value as of December 31, 2008

	Level 1	Level 2	Level 3	Total

Notes receivable from participants	$—	$—	$4,779,046	$4,779,046

The table below sets forth a summary of changes in the fair value of the Plan’s non-Master Trust related Level 3 assets for the years ended December 31, 2009 and 2008:

Notes Receivable From Participants
Balance, January 1, 2008	$4,821,503
New loans issued, interest earned, and repayments – net	(42,457)

Balance, December 31, 2008	4,779,046
New loans issued, interest earned, and repayments – net	(197,532)

Balance, December 31, 2009	$4,581,514

Risks and Uncertainties

Investments are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with certain investments and the level of uncertainty related to changes in the value of investments, it is at least reasonably possible that changes in risks in the near term would materially affect participants’ account balances and the amounts reported in the financial statements and accompanying notes.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Harley-Davidson Retirement Savings Plan for Milwaukee

and Tomahawk Hourly Bargaining Unit Employees

Notes to Financial Statements (continued)

2. Summary of Significant Accounting Policies (continued)

Reclassifications

Certain amounts previously reported have been reclassified to conform to the current presentation.

3. Master Trust Investment

The net assets of the Master Trust consist of investments held for the Plan, the Harley-Davidson Retirement Savings Plan for Kansas City Hourly Bargaining Unit Employees, the Harley-Davidson Retirement Savings Plan for Salaried Employees, the Harley-Davidson Retirement Savings Plan for York Hourly Bargaining Unit Employees, and the Buell Motorcycle Company Retirement Savings Plan (collectively, the “Plans”). The net assets have been allocated among the Plans based on the respective participants’ interest, adjusted for other allocable assets and liabilities.

Harley-Davidson Retirement Savings Plan for Milwaukee

and Tomahawk Hourly Bargaining Unit Employees

Notes to Financial Statements (continued)

3. Master Trust Investment (continued)

A summary of the Master Trust’s net assets at December 31 is as follows:

	2009	2008
Investments at fair value:
Mutual funds:
Equity Funds	$189,435,816	$132,340,706
Balanced Funds	150,049,841	112,759,898
Common trust fund:
Managed Income Portfolio Fund	74,461,110	76,820,612
Harley-Davidson, Inc. Common Stock Fund	91,235,087	52,026,796

Net assets of the Master Trust at fair value	505,181,854	373,948,012
Adjustment from fair value to contract value for interest in common collective trust relating to fully benefit-responsive investment contracts	1,384,617	4,143,852

Net assets of the Master Trust at contract value	506,566,471	378,091,864
Less amounts allocated to other Plans	380,243,587	282,187,359

Plan’s interest in Master Trust after contract value adjustment	126,322,884	95,904,505
Plan’s allocated adjustment from contract value to fair value	(516,853)	(1,403,925)

Plan’s interest in Master Trust at fair value	$125,806,031	$94,500,580

Harley-Davidson Retirement Savings Plan for Milwaukee

and Tomahawk Hourly Bargaining Unit Employees

Notes to Financial Statements (continued)

3. Master Trust Investment (continued)

The net assets of the Harley-Davidson, Inc. Common Stock Fund consist of the following at December 31:

	2009	2008
Harley-Davidson, Inc. common stock	$90,565,046	$51,396,582
Money market fund	737,610	573,548
Other (payable) receivable	(67,569)	56,666

Net assets of the Harley-Davidson, Inc. Common Stock Fund	$91,235,087	$52,026,796

At December 31, 2009 and 2008, the Plan’s interest in the net assets of the Master Trust was approximately 25% for both years.

Fair Value Measurements

The following is a description of the valuation methodologies used at December 31, 2009 and 2008, for the Master Trust’s assets measured at fair value:

Mutual funds: Valued at the net asset value of shares held by the Master Trust at year-end.

Managed Income Portfolio Fund: Valued at fair value, based on information provided by the issuer of the common trust fund by discounting the related cash flows based on current yields of similar instruments with comparable durations considering the creditworthiness of the issuer of the specific instruments of the fund at year-end (see Note 2).

The fund is designed to deliver safety and stability by preserving principal and accumulating earnings. This fund is primarily invested in guaranteed investment contracts and synthetic investment contracts. Participant-directed redemptions have no restrictions; however, the Plan is required to provide a one-year redemption notice to liquidate its entire share in the fund. The fair value of this fund has been estimated based on the fair value of the underlying investment contracts in the fund as reported by the issuer of the fund. The fair value differs from the contract value. As previously discussed in Note 2, contract value is the relevant measurement attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan.

Harley-Davidson Retirement Savings Plan for Milwaukee

and Tomahawk Hourly Bargaining Unit Employees

Notes to Financial Statements (continued)

3. Master Trust Investment (continued)

Harley-Davidson Inc. Common Stock Fund: The fund is tracked on a unitized basis. The fund consists of Harley-Davidson, Inc. common stock and funds held in the Fidelity Cash Reserves Fund (money market fund) sufficient to meet the fund’s daily cash needs and other miscellaneous assets and liabilities. Unitizing the fund allows for daily trades. The fair value of a unit is based on the combined fair value of Harley-Davidson, Inc. common stock (closing price in an active market on which the securities are traded), the net asset value of the money market fund, and other miscellaneous assets and liabilities held by the fund at year-end.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following tables set forth by level, within the fair value hierarchy, the Master Trust’s assets at fair value as of December 31, 2009 and 2008:

Assets at Fair Value as of December 31, 2009

	Level 1	Level 2	Level 3	Total
Mutual funds:
Equity Funds	$189,435,816	$—	$—	$189,435,816
Balanced Funds	150,049,841	—	—	150,049,841
Managed Income Portfolio Fund	—	74,461,110	—	74,461,110
Harley-Davidson Inc. Common Stock Fund	—	91,235,087	—	91,235,087

Total assets at fair value	$339,485,657	$165,696,197	$—	$505,181,854

Harley-Davidson Retirement Savings Plan for Milwaukee

and Tomahawk Hourly Bargaining Unit Employees

Notes to Financial Statements (continued)

3. Master Trust Investment (continued)

Assets at Fair Value as of December 31, 2008

	Level 1	Level 2	Level 3	Total
Mutual funds:
Equity Funds	$132,340,706	$—	$—	$132,340,706
Balanced Funds	112,759,898	—	—	112,759,898
Managed Income Portfolio Fund	—	76,820,612	—	76,820,612
Harley-Davidson Inc. Common Stock Fund	—	52,026,796	—	52,026,796

Total assets at fair value	$245,100,604	$128,847,408	$—	$373,948,012

Investment Income

Investment income has been allocated among the Plans based on the respective participants’ interest, adjusted for other income and losses. Investment income generated by the investments of the Master Trust and the Plan’s allocated share therein are as follows:

	Year Ended December 31
	2009	2008
Interest and dividend income	$8,933,965	$17,498,767
Net appreciation (depreciation) in fair value of mutual funds	74,023,521	(155,852,408)
Net appreciation (depreciation) in fair value of common stock - Harley-Davidson, Inc.	36,585,438	(76,790,652)

Investment income (loss) of the Master Trust	119,542,924	(215,144,293)
Less amounts allocated to other Plans	(91,924,583)	166,506,866

Master Trust investment income (loss) allocated to the Plan	$27,618,341	$(48,637,427)

Harley-Davidson Retirement Savings Plan for Milwaukee

and Tomahawk Hourly Bargaining Unit Employees

Notes to Financial Statements (continued)

4. Non-Participant-Directed Investments

Company matching contributions are invested in the Harley-Davidson, Inc. Common Stock Fund. Prior to 2008, these contributions could not be exchanged or directed to any other investment option in the Plan until the participant reached the defined vesting period or the age of 55. In 2008, the Plan was amended to allow for the immediate exchange or redirection of matching contributions to any other investment option in the Plan.

Information about the assets and the significant components of the changes in assets relating to the Plan’s investment in the Harley-Davidson, Inc. Common Stock Fund, which includes the participant and non-participant-directed investments, is as follows:

	December 31
	2009	2008
Investments, at fair value:
Harley-Davidson, Inc. common stock	$20,257,557	$13,300,869
Money market fund	164,988	148,428
Company contribution receivable	—	1,353,853
Other (payable) receivable	(15,114)	14,664

Harley-Davidson, Inc. Common Stock Fund	$20,407,431	$14,817,814

	December 31
	2009	2008
Changes in fund balance:
Contributions	$1,214,609	$2,861,519
Interest and dividends	450,652	866,074
Net appreciation (depreciation) in fair value of common stock	8,921,139	(17,774,132)
Transfers (to) from other investment funds - net	(4,248,567)	5,590,116
Benefit payments and withdrawals	(744,372)	(1,010,263)
Administrative expenses	(3,844)	(3,845)

Net change in fund balance	$5,589,617	$(9,470,531)

Harley-Davidson Retirement Savings Plan for Milwaukee

and Tomahawk Hourly Bargaining Unit Employees

Notes to Financial Statements (continued)

5. Transactions With Parties in Interest

Certain Plan investments are shares of mutual funds and units of common collective trust funds managed by Fidelity Investments. Fidelity Investments is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions. Fees for certain administrative expenses are generally paid by the Company. The Master Trust also holds investments in Harley-Davidson, Inc. common stock.

6. Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to terminate the Plan subject to the provisions of ERISA and the union bargaining agreement. In the event of plan termination, participants will become fully vested in their accounts.

7. Income Tax Status

The Plan received a determination letter from the Internal Revenue Service dated April 5, 2001, stating that the Plan is qualified under Section 401(a) of the Code and, therefore, the related trust is exempt from taxation. Subsequent to the issuance of the determination letter, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax-exempt.

8. Legal Matters

On August 25, 2005, a class action lawsuit alleging violations of ERISA was filed in the United States District Court for the Eastern District of Wisconsin. On October 2, 2006, the ERISA plaintiff filed an Amended Class Action Complaint, which named the Company, the Harley-Davidson Motor Company Retirement Plans Committee, the Company’s Leadership and Strategy Council, and certain current or former Company officers or employees as defendants. In general, the ERISA complaint included factual allegations similar to those in shareholder class action lawsuits that Harley-Davidson, Inc. has disclosed in its publicly available filings (that include complaints that allege securities law violations) and alleged on behalf of participants in certain Harley-Davidson retirement savings plans that the plan fiduciaries breached their ERISA fiduciary duties. On December 18, 2006, the defendants filed a motion to dismiss the ERISA complaint. On October 8, 2009, the judge granted defendants’ motion to dismiss, and the clerk of court entered judgment dismissing the class action lawsuit. No appeal was taken from the final judgment, and the dismissal of the action is now final.

Harley-Davidson Retirement Savings Plan for Milwaukee

and Tomahawk Hourly Bargaining Unit Employees

Notes to Financial Statements (continued)

9. Reconciliation to Form 5500

The following is a reconciliation of net assets available for benefits reported in the financial statements to the assets reported on the 2009 Form 5500 Schedule H, Part I:

	December 31
	2009	2008
Assets available for benefits reported in the financial statements	$130,904,398	$102,037,404
Adjustment to fair value from contract value for interest in Harley-Davidson Retirement Savings Plan Master Trust relating to fully benefit-responsive investment contracts	(516,853)	(1,403,925)

Assets reported on the Form 5500	$130,387,545	$100,633,479

Harley-Davidson Retirement Savings Plan for Milwaukee

and Tomahawk Hourly Bargaining Unit Employees

Notes to Financial Statements (continued)

9. Reconciliation to Form 5500 (continued)

The following is a reconciliation of total additions to the Plan’s assets reported in the financial statements to the total income reported on the 2009 Form 5500 Schedule H, Part II:

Year Ended December 31 2009
Total additions reported in the financial statements	$35,087,282
Add: December 31, 2008, adjustment to fair value from contract value for interest in Harley-Davidson Retirement Savings Plan Master Trust relating to fully benefit-responsive investment contracts	1,403,925
Less: December 31, 2009, adjustment to fair value from contract value for interest in Harley-Davidson Retirement Savings Plan Master Trust relating to fully benefit-responsive investment contracts	(516,853)

Total income reported on Form 5500	$35,974,354

Supplemental Schedule

Harley-Davidson Retirement Savings Plan for Milwaukee

and Tomahawk Hourly Bargaining Unit Employees

Schedule H, Line 4i – Schedule of Assets

(Held at End of Year)

EIN #39-1805420 Plan #005

December 31, 2009

Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	Current Value

* Plan participants	Participant loans with interest rates ranging from 4.25% to 9.50%, with various maturities through 2018. Collateralized by applicable participants’ account balances.	$4,581,514

*	Represents a party in interest.

Exhibit Index

Exhibit Number	Description

23	Consent of Independent Registered Public Accounting Firm